      EXHIBIT 12.1

	Three Months Ended December 31,		Year ended September 30

	2002	2001	2002	2001	2000	1999	1998

			(Dollars in Thousands)
Net income	(2,638)	146	3,979	(8,923)	(7,601)	16,275	10,327
Add:
Interest	8,738	7,648	31,418	25,469	29,134	22,388	19,663
Interest credited to policyholders	15,594	13,168	53,132	47,473	46,123	43,495	46,267
Taxes provision (benefit) on income	(1,420)	31	2,112	(26,344)	(4,093)	(12,577)	5,475

Adjusted earnings	20,274	20,993	90,641	37,675	63,563	69,581	81,732

Preferred stock dividend requirements	1,744	936	4,784	4,157	4,553	3,642	3,732
Ratio factor of income after provision for income taxes to income before provision for income taxes	1.00	0.65	0.65	1.00	1.00	1.00	0.66
Preferred stock dividend factor on pretax basis	1,744	1,440	7,359	4,157	4,553	3,642	5,687
Fixed charges
Interest	8,738	7,648	31,418	25,469	29,134	22,388	19,663
Interest credited to policyholders	15,594	13,168	53,132	47,473	46,123	43,495	46,267
Capitalized interest	1,107	471	2,139	958	1,145	936	611

Fixed charges and preferred stock dividends	27,183	22,727	94,048	78,057	80,955	70,461	72,228

Ratio of adjusted earnings to fixed charges and preferred stock dividends	*	*	*	*	*	*	1.13

*	Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $6.9 million and $1.7 million for the three months ended December 31, 2002 and 2001, respectively, and $3.4 million, $40.2 million, $17.4 million and $0.8 million for the years ended September 30, 2002, 2001, 2000 and 1999, respectively.